FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 5, 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                        No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated February 5, 2013 – Final Results

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2013
ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

ARM HOLDINGS PLC REPORTS RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2012
A presentation of the results will be webcast today at 09.30 GMT at www.arm.com/ir

CAMBRIDGE, UK, 5 FEBRUARY 2013 — ARM Holdings plc announces its unaudited financial results for the fourth quarter and full year ended 31 December 2012.
Q4 2012 – Financial Summary	Normalised*			IFRS
	Q4 2012	Q4 2011	% Change	Q4 2012	Q4 2011
Revenue ($m)	262.8	217.0	21%	262.8	217.0
Revenue (£m)	164.2	137.8	19%	164.2	137.8
Operating margin	46.6%	48.2%		34.5%	34.2%
Profit before tax (£m)	80.0	69.0	16%	59.5	49.7
Earnings per share (pence)	4.08	3.71	10%	3.04	2.40
Net cash generation**	74.1	51.5
Effective revenue fx rate ($/£)	1.60	1.58

FY 2012 – Financial Summary	Normalised*			IFRS
	FY 2012	FY 2011	% Change	FY 2012	FY 2011
Revenue ($m)	913.1	785.0	16%	913.1	785.0
Revenue (£m)	576.9	491.8	17%	576.9	491.8
Operating margin	45.6%	45.1%		36.1%	30.3%
Profit before tax (£m)	276.5	229.7	20%	221.0	156.9
Earnings per share (pence)	14.70	12.45	18%	11.51	8.19
Net cash generation**	267.3	203.8
Effective revenue fx rate ($/£)	1.58	1.60

Progress on key growth drivers in Q4
•	Growth in adoption of ARM® processor technology
o	36 processor licenses signed for a broad range of applications, from smartphones and mobile computers to medical devices and microcontrollers
o	Momentum continues in computing, servers and networking applications with the signing of two ARMv8 architecture licenses, six ARMv8 processor licenses and three ARM Cortex™-A15 processor licenses
•	Growth in shipments of chips based on ARM processor technology
o	2.5 billion chips shipped
o	Processor royalty revenue grew 21% year-on-year, driven by strong growth in Cortex-A and Mali™-based chips
•	Growth in outsourcing of new technology
o	7 Mali graphics processor licenses signed
o	5 physical IP based POP™ IP products licensed

Warren East, Chief Executive Officer, said:
“ARM has seen good revenue and earnings growth throughout 2012. Customers are developing products to meet the needs of the post PC era and are driving demand for ARM's most advanced technology.  In Q4 we again saw influential market-leaders demonstrating their commitment to ARM technology by licensing our latest products. Royalty revenue has also grown strongly during Q4 underpinned by ARM’s market share gains and an increased royalty percentage from Cortex-A class processors being deployed into smartphones and tablets.

2013 brings exciting opportunities and challenges as ARM enters competitive new markets where we are well positioned to succeed with leading technology, an innovative business model and a thriving ecosystem of partners.”

Outlook
ARM enters 2013 with a robust opportunity pipeline for licensing and a record order backlog. Market share gains in long-term growth sectors look set to continue as our partners introduce new chips based on ARM technology.  The global macro-economic environment continues to be characterised by uncertainty and the prospect of low growth for some time. The ongoing influence on consumer and enterprise spending inevitably impacts semiconductor revenues and industry confidence. However, assuming the macroeconomic situation does not deteriorate significantly, we expect group dollar revenues for the full-year to be at least in line with current market expectations.

In recent quarters, the year-on-year growth of ARM’s processor royalty revenues has outperformed the semiconductor industry by 15-20%.  ARM’s royalty revenues for Q1 2013 are based on shipments in Q4 2012. Relevant data for the fourth quarter of 2012 suggests that semiconductor revenues were marginally up year-on-year. Assuming year-on-year royalty growth based on similar trends and given the positive outlook for license revenues, total revenues in the first quarter of 2013 are expected to be around $250 million.

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Q4 2012 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	Q4 2012	Q4 2011	% Change	Q4 2012	Q4 2011	% Change
PD
Licensing	85.2	67.5	26%	53.1	43.0	24%
Royalties	121.8	100.4	21%	76.1	63.6	20%
Total PD	207.0	167.9	23%	129.2	106.6	21%
PIPD
Licensing	15.4	11.4	36%	9.7	7.2	33%
Royalties1	15.0	14.3	5%	9.4	9.1	4%
Total PIPD	30.4	25.7	19%	19.1	16.3	17%
System Design Division	13.9	12.7	10%	8.7	8.1	7%
Services	11.5	10.7	7%	7.2	6.8	7%
Total Revenue	262.8	217.0	21%	164.2	137.8	19%
1 Includes catch-up PIPD royalties of $0.4m (£0.2m) in Q4 2012 and $2.2m (£1.4m) in Q4 2011.

FY 2012 – Revenue Analysis	Revenue ($m)***			Revenue (£m)
	FY 2012	FY 2011	% Change	FY 2012	FY 2011	% Change
PD
Licensing	287.1	236.5	21%	181.1	149.3	21%
Royalties	417.7	356.9	17%	264.4	222.2	19%
Total PD	704.8	593.4	19%	445.5	371.5	20%
PIPD
Licensing	52.2	49.2	6%	32.9	31.2	6%
Royalties1	56.2	48.7	15%	35.4	30.2	17%
Total PIPD	108.4	97.9	11%	68.3	61.4	11%
System Design Division	54.9	52.4	5%	34.7	32.9	5%
Services	45.0	41.3	9%	28.4	26.0	9%
Total Revenue	913.1	785.0	16%	576.9	491.8	17%
1 Includes catch-up PIPD royalties of $4.4m (£2.7m) in FY 2012 and $4.5m (£2.8m) in FY 2011.

*
Normalised figures are based on IFRS, adjusted for acquisition-related charges, share-based payment costs, profit or loss on disposal and impairment of available-for-sale investments, share of results in joint ventures and Linaro™-related charges. For reconciliation of IFRS measures to normalised non-IFRS measures detailed in this document, see notes 11.13 to 11.16.

**
Net cash generation is defined as movement on cash, cash equivalents, short-term and long-term deposits, adding back dividend payments, investment and acquisition consideration, restructuring payments, other acquisition-related payments, share-based payroll taxes, payments to joint ventures and Linaro, and deducting inflows from share option exercises and investment disposal proceeds – see notes 11.8 to 11.12.

***
Dollar revenues are based on the group’s actual dollar invoicing, where applicable, and using the rate of exchange applicable on the date of the transaction for invoicing in currencies other than dollars. Over 95% of invoicing is in dollars.

CONTACTS:
Sarah West/Aideen Lee	Ian Thornton/Jonathan Lawton
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

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Financial review
(IFRS unless otherwise stated)

Total revenues
Total dollar revenues in Q4 2012 were $262.8 million, up 21% versus Q4 2011. Q4 sterling revenues of £164.2 million were up 19% year-on-year.

Full year dollar revenues were $913.1 million, up 16% on 2011.

License revenues
Total dollar license revenues in Q4 2012 increased by 28% year-on-year to $100.6 million, representing 38% of group revenues. License revenues comprised $85.2 million from PD and $15.4 million from PIPD.

During Q4, additional partners entered into long-term commitments to use ARM technology where the revenue associated with these agreements goes into backlog and will be recognised in future quarters as engineering and delivery milestones are achieved. These agreements included the signing of two ARMv8 architecture licenses and five licenses with lead partners for ARM’s Cortex-A50 series processors. As a result, group order backlog at the end of Q4 2012 was up 25% sequentially.

Full-year dollar licensing revenues were $339.3 million, up 19% on 2011.

Royalty revenues
Royalties are recognised one quarter in arrears with royalties in Q4 2012 generated from semiconductor unit shipments in Q3 2012. Total dollar royalty revenues in Q4 2012 increased year-on-year by 19% to $136.8 million, representing 52% of group revenues. Royalty revenues comprised $121.8 million from PD and $15.0 million from PIPD. PD dollar royalty revenues in Q4 2012 increased 21% year-on-year.  This compares with industry revenues which were down 3% over the relevant shipment period (i.e. Q3 2012 compared to Q3 2011).

Full-year dollar royalty revenues were $473.9 million, up 17% on 2011. This compares with industry revenues that declined 2% over the relevant shipment period (i.e. Q3 2011 to Q3 2012), demonstrating ARM’s continuing market share gains over the last 12 months.

Development Systems and Service revenues
Sales of development systems in Q4 2012 were $13.9 million, an increase of 10% year-on-year and representing 5% of group revenues. Full-year development systems revenue were $54.9 million, up 5% year-on-year.

Service revenues were $11.5 million in Q4 2012, up 7% year-on-year, and $45.0 million for the full-year, up 9% year-on-year.

Gross margins
Gross margins in Q4 2012, excluding share-based payments charges of £0.6 million (see below), were 95.1% compared to 94.6% in Q3 2012 and 96.0% in Q4 2011.

Full-year gross margin, excluding share-based payment costs of £2.1 million, was 94.8% compared to 95.1% in 2011.

Operating expenses and operating margin
Total IFRS operating expenses in Q4 2012 were £98.9 million (Q4 2011: £84.1 million) including share-based payment costs and related payroll taxes of £15.6 million (Q4 2011: £13.2 million), and amortisation of intangible assets and other acquisition-related charges and impairments of £3.6 million (Q4 2011: £5.1 million).

Total share-based payment costs and related payroll tax charges of £16.2 million in Q4 2012 were included within cost of revenues (£0.6 million), research and development (£8.3 million), sales and marketing (£2.6 million) and general and administrative (£4.7 million).

Total IFRS operating expenses for the full-year 2012 were £336.9 million compared to £315.2 million in 2011.

Normalised income statements for Q4 and full-year 2012 and 2011 are included in notes 11.13 to 11.16 below which reconcile IFRS to the normalised non-IFRS measures referred to in this earnings release.

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Normalised operating expenses were £79.7 million in Q4 2012 compared to £72.3 million in Q3 2012 and £65.8 million in Q4 2011. Given the strong revenue and bookings performance in the quarter, Q4 operating expenses included incremental bonus and sales commission costs of approximately £5 million. There was also a charge of approximately £2 million due to the impact of a weaker dollar on the accounting for derivative instruments.  Normalised expenses after these one-off items were around £73 million in Q4.

Given the ongoing investment in our research and development teams, normalised operating expenses in Q1 2013 (assuming effective exchange rates similar to current levels) are expected to be in the range £75-77 million.

Normalised operating margin was 46.6% in Q4 2012, compared to 44.6% in Q3 2012 and 48.2% in Q4 2011. Normalised operating margin in the full-year 2012 was 45.6% compared to 45.1% in 2011.

Normalised research and development expenses were £36.7 million in Q4 2012, representing 22% of revenues, compared to £32.2 million in Q3 2012 and £31.4 million in Q4 2011. Normalised sales and marketing expenses were £18.4 million in Q4 2012, being 11% of revenues, compared to £15.6 million in Q3 2012 and £17.3 million in Q4 2011. Normalised general and administrative expenses were £24.6 million in Q4 2012, representing 15% of revenues, compared to £24.5 million in Q3 2012 and £17.1 million in Q4 2011.

Total normalised operating expenses for the full-year 2012 were £284.2 million compared to £245.9 million in 2011.

Earnings and taxation
Profit before tax was £59.5 million in Q4 2012 compared to £49.7 million in Q4 2011. After adjusting for acquisition-related and share-based payment costs, disposal and impairment of investments and share of results of joint ventures, normalised profit before tax in Q4 2012 was £80.0 million compared to £69.0 million in Q4 2011. The Group's effective normalised tax rate was 28.8% in Q4 2012 (IFRS: 28.7%) giving a full-year normalised tax rate of 25.8% (IFRS: 27.3%). The tax rate in Q4 2012 was higher than in the first nine months of the year due primarily to the partial de-recognition of an existing deferred tax asset considered non-recoverable following a change in US state law. With the introduction of the Patent Box tax regime in April 2013, ARM’s full-year normalised effective tax rate in 2013 is expected to be around 20%.

In Q4 2012, fully diluted earnings per share were 3.04 pence (14.8 cents per ADS) compared to earnings per share of 2.40 pence (11.2 cents per ADS) in Q4 2011. Normalised fully diluted earnings per share in Q4 2012 were 4.08 pence (19.9 cents per ADS) compared to 3.71 pence (17.3 cents per ADS) in Q4 2011.

Full-year 2012 fully diluted earnings per share prepared under IFRS were 11.51 pence compared to earnings per share of 8.19 pence in 2011. Normalised fully diluted earnings per share for 2012 were 14.70 pence per share compared to 12.45 pence per share in 2011.

Balance sheet
Intangible assets at 31 December 2012 were £530.7 million, comprising goodwill of £519.4 million and other intangible assets of £11.3 million, compared to £522.6 million and £12.6 million respectively at 30 September 2012.

Property, plant and equipment has increased from £18.1 million at 31 December 2011 to £36.0 million at 31 December 2012 mainly as a result of the construction and fit-out of a Data Centre Facility in Cambridge.

Deferred tax assets have reduced from £105.9 million at 31 December 2011 to £70.1 million at 31 December 2012 due to a combination of lower assets on outstanding share options and awards and the partial de-recognition of UK and US deferred tax assets following a reduction in applicable tax rates and changes in tax law (as noted above).

Total accounts receivable were £124.5 million at 31 December 2012, compared to £98.3 million at 30 September 2012.

Days sales outstanding (DSOs) were 48 at 31 December 2012 compared to 47 at 30 September 2012.

1 Each American Depositary Share (ADS) represents three shares.

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Cash flow and dividend
Net cash generation in Q4 2012 was £74.1 million. Net cash at 31 December 2012 was £520.2 million compared to £477.9 million at 30 September 2012.

The directors recommend payment of a final dividend in respect of 2012 of 2.83 pence per share, up 35%, which taken together with the interim dividend of 1.67 pence per share paid in October 2012, gives a total dividend in respect of 2012 of 4.5 pence per share, an increase of 29% on the total dividend of 3.48 pence per share in 2011, continuing the steady growth in dividends in recent years through challenging economic cycles. Subject to shareholder approval, the final dividend will be paid on 17 May 2013 to shareholders on the register on 19 April 2013.

Operating review

Processor licensing
36 processor licenses were signed in Q4 2012.

Fifteen of the licenses signed were for ARM’s Cortex-A series processors, mainly for markets such as smartphones, mobile computers, industrial PCs, servers and enterprise networking. These included six licenses for ARM’s latest 64-bit Cortex-A50 series processor, three licenses for the Cortex-A15 processor and four for the Cortex-A7 processor.  Cortex-A15 and Cortex-A7 together form the ARM big.LITTLE™ technology which delivers both higher performance and lower power for next generation smartphones and mobile computers.  To date, sixteen companies have been enabled with the big.LITTLE technology.

During the quarter ARM also signed two further ARMv8 architecture licenses, for use in multiple end markets including supercomputing, mobile and enterprise applications, and two licenses with lead partners for ARM’s next generation Cortex-R and Cortex-M series products.

The embedded and real-time markets continue to create licensing opportunities and this quarter ARM signed five
Cortex-R and six Cortex-M series licenses. These licenses were signed for a variety of end applications, including baseband modems, high-end networking, medical applications and industrial microcontrollers.

ARM also signed seven licenses for its Mali graphics processors for use in entry-level and high-end smartphones, mobile computing, consumer electronics and automotive infotainment, including one new licensee for ARM’s Mali technology.

Q4 2012 and Cumulative Processor Licensing Analysis
	Existing Licensees	New Licensees	Quarter Total	Cumulative Total*
ARM7™				171
ARM9™				273
ARM11™		1	1	80
Cortex-A	13	2	15	132
Cortex-R	4	1	5	33
Cortex-M	2	4	6	168
Mali	7**		7	75
Other	1	1	2	24
Total	27	9	36	956
* Adjusted for licenses that are no longer expected to generate royalties
** Includes one existing ARM customer taking their first Mali license

Processor Design Wins and Ecosystem Development
Many leading technology companies have announced details of their ARM processor-based product developments in recent months.  These included:
•
Samsung announcing its Exynos 5 Octa chip, the world’s first application processor to use ARM’s big.LITTLE technology. The application processor offers higher performance and up to 70% improvement in energy efficiency compared to previous generations of Exynos processors

•
Broadcom announcing that it had licensed both the ARMv7 and ARMv8 architectures and that it intends to use this technology for a range of end markets, including set-top-boxes and broadband access chips

•	Red Hat and Applied Micro announcing a collaboration around ARM’s 64-bit technology for servers. Red Hat intends to make its server software available on Applied Micro’s X-Gene Server-on-Chip design

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•	Infineon expanding its microcontroller family utilising the Cortex-M4 technology to digital power convertors, switching and uninterruptable power supplies
•	Xilinx unveiling its Zynq-7000 programmable System-on-Chip automotive driver assistance systems. The Zynq-7000 chips are based around a dual-core Cortex-A9 processor
•
ARM, Cadence and Samsung taping out the first 14nm FinFET Cortex-A7 test chips. These test chips will demonstrate ARM’s most power efficient processor manufactured on Samsung’s advanced low-power process

Many more partner announcements can be found on the ARM website at www.arm.com/news.

Processor royalties
Q4 revenue came from the sales of about 2.5 billion ARM processor-based chips, up 13% year-on-year. ARM's average royalty revenue per chip increased to 4.8 cents, compared to 4.5 cents one year ago, driven primarily by strong growth in Cortex-A class processor shipments (doubling year-on-year) and in the number of chips containing Mali graphics (increasing more than four times year-on-year). ARM typically receives a higher royalty percentage for chips incorporating Cortex-A class processors and an additional royalty if these chips also contain a Mali graphics processor. In Q4, about a quarter of Cortex-A based chips also contained a Mali processor.

ARM continued to gain share across all its target markets. Sales of ARM processor-based chips into consumer electronics, including digital TVs and set-top-boxes were particularly strong, more than doubling year on year. ARM processor-based microcontrollers also performed well, increasing 25% over Q4 last year.

Q4 2012 Processor Unit Shipment Analysis
Processor Series	Unit Shipments	Market	Unit Shipments
ARM7	33%	Mobile	51%
ARM9	19%	Enterprise	16%
ARM11	8%	Home	5%
Cortex-A	11%	Embedded	28%
Cortex-R	3%
Cortex-M	26%

PIPD licensing
During the quarter ARM signed three further royalty bearing platforms licenses. These included two more licenses for 14nm FinFET and another platform license with a leading foundry at 40nm. ARM has now signed a total of 99 platform licenses.

Q4 2012 and Cumulative PIPD Licensing Analysis

	Process Node (nm)	Total	Platform analysis (nm)	Royalty Bearing Foundry Platforms at Each Node *
New Royalty-Bearing	14nm	2	16/14	4
Foundry Platform Licenses	40nm	1	22/20	4
			32/28	8
			45/40	7
	Total for	Cumulative	65-130	38
	Quarter	Total	180 to 250	38
POP IP	5	41	Total	99
* Adjusted for licenses that are no longer expected to generate royalties

ARM continues to see strong demand for physical IP optimised for use with processors (POP IP).  POP IP enables the licensee to more readily achieve high-performance, low-power processor implementations through specially optimised physical IP technology.  For every chip implemented using POP IP, ARM receives a royalty both for the processor in the chip and for the physical IP.

PIPD royalties
Royalties are recognised one quarter in arrears with royalties in Q4 generated from semiconductor unit shipments in Q3. Underlying PIPD royalties in Q4 2012 were $14.6 million, up 21% year-on-year. In 2012, PIPD’s underlying royalty revenue grew 17% year-on-year. This compares with foundry revenues that increased 7% over the relevant shipment period (i.e. Q3 2012 compared to Q3 2011).

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People
At 31 December 2012, ARM had 2,392 full-time employees, a net increase of 276 since the start of the year, being mainly engineers joining ARM’s processor R&D teams. At the end of Q4, the group had 993 employees based in the UK, 583 in the US, 296 in Continental Europe, 347 in India and 173 in the Asia Pacific region.

Principal risks and uncertainties
The principal risks and opportunities faced by the Group are included within the “Risks and risk management” section of the 2011 Annual Report and Accounts filed with Companies House in the UK. Details of other risks and uncertainties faced by the Group are noted within the Annual Report on Form 20-F for the year ended 31 December 2011 which is on file with the Securities and Exchange Commission (the “SEC”) and is available on the SEC’s website at www.sec.gov.  There have been no changes to these risks that would materially impact the group in the foreseeable future.  These include but are not limited to: ARM's quarterly results may fluctuate significantly and be unpredictable which could adversely affect the market price of ARM ordinary shares; general economic conditions may reduce ARM's revenues and harm its business; ARM may have to protect its intellectual property or defend the technology against claims that we have infringed others’ proprietary rights; an infringement claim against ARM’s technology may result in a significant damages award which would adversely impact ARM’s operating results; companies within the semiconductor industry may consolidate reducing the number of customers that ARM may sell its technology to; for ARM to enter new markets or develop new technology may require significant investment and may not result in profitable operations; and ARM competes in the intensely competitive semiconductor market.

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ARM Holdings plc
Consolidated balance sheet - IFRS

	31 December	31 December
	2012	2011
	Unaudited	Audited
	£m	£m
Assets
Current assets:
Cash and cash equivalents	46.3	26.8
Short-term deposits	340.0	319.1
Fair value of currency exchange contracts	1.4	-
Embedded derivatives	-	1.2
Accounts receivable	124.5	119.6
Prepaid expenses and other assets (see note 6)	135.6	30.7
Current tax assets	13.9	6.2
Inventories: finished goods	2.3	2.5
Total current assets	664.0	506.1

Non-current assets:
Available-for-sale financial assets	13.8	27.3
Investment in joint venture (see note 7)	6.8	-
Long-term deposits	141.3	83.1
Loans and receivables	2.1	2.0
Prepaid expenses and other assets	2.0	2.3
Property, plant and equipment	36.0	18.1
Goodwill	519.4	542.5
Other intangible assets	11.3	12.5
Deferred tax assets	70.1	105.9
Total non-current assets	802.8	793.7

Total assets	1,466.8	1,299.8

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	5.9	8.7
Embedded derivatives	2.5	-
Fair value of currency exchange contracts	-	1.5
Obligations under finance leases (see note 8)	2.9	-
Accrued and other liabilities (see note 6)	79.3	84.9
Current tax liabilities	16.6	26.7
Deferred revenue	126.4	102.2
Total current liabilities	233.6	224.0

Non-current liabilities:
Obligations under finance leases (see note 8)	2.9	-
Deferred revenue	24.2	14.6
	27.1	14.6
Total liabilities	260.7	238.6

Net assets	1,206.1	1,061.2

Capital and reserves attributable to the owners of the Company
Share capital	0.7	0.7
Share premium account	12.2	6.6
Capital reserve	354.3	351.6
Share option reserve	61.4	61.4
Retained earnings	703.3	539.6
Revaluation reserve	-	0.3
Cumulative translation adjustment	74.2	101.0
Total equity	1,206.1	1,061.2

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ARM Holdings plc
Consolidated income statement – IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
	Unaudited	Unaudited	Unaudited	Audited
	£m	£m	£m	£m

Revenues	164.2	137.8	576.9	491.8

Cost of revenues	(8.6)	(6.5)	(31.9)	(27.7)

Gross profit	155.6	131.3	545.0	464.1

Research and development	(46.3)	(42.9)	(166.3)	(165.4)
Sales and marketing	(21.3)	(20.2)	(72.9)	(72.6)
General and administrative	(31.3)	(21.0)	(97.7)	(77.2)
Total operating expenses	(98.9)	(84.1)	(336.9)	(315.2)

Profit from operations	56.7	47.2	208.1	148.9

Investment income, net	3.5	2.5	13.6	8.0
Share of results in joint venture	(0.7)	-	(0.7)	-

Profit before tax	59.5	49.7	221.0	156.9
Tax	(17.0)	(16.6)	(60.3)	(44.3)

Profit for the period	42.5	33.1	160.7	112.6

Earnings per share
Basic and diluted earnings	42.5	33.1	160.7	112.6

Number of shares (millions)
Basic weighted average number of shares	1,380.0	1,350.7	1,375.1	1,345.0
Effect of dilutive securities: Share options and awards	18.6	27.1	20.7	31.0
Diluted weighted average number of shares	1,398.6	1,377.8	1,395.8	1,376.0

Basic EPS (pence)	3.08	2.45	11.69	8.37
Diluted EPS (pence)	3.04	2.40	11.51	8.19

Diluted earnings per ADS (cents)	14.8	11.2	56.1	38.2

All activities relate to continuing operations.
All of the profit for the period is attributable to the owners of the parent.

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ARM Holdings plc
Consolidated statement of comprehensive income - IFRS

	Quarter ended	Quarter ended	Year ended	Year ended
	31 December 2012	31 December 2011	31 December 2012	31 December 2011
	Unaudited	Unaudited	Unaudited	Audited
	£m	£m	£m	£m

Profit for the period	42.5	33.1	160.7	112.6
Other comprehensive income:
Unrealised holding (loss)/gain on available-for-sale financial asset (net of tax of £nil)	(0.3)	0.3	(0.3)	0.3
Currency translation adjustment	(3.9)	0.5	(26.8)	1.2
Other comprehensive (loss)/income for the period	(4.2)	0.8	(27.1)	1.5
Total comprehensive income for the period	38.3	33.9	133.6	114.1

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ARM Holdings plc
Consolidated cash flow statement - IFRS

	Year ended	Year ended
	31 December 2012	31 December 2011
	Unaudited	Audited
	£m	£m
Operating activities
Profit before tax	221.0	156.9
Investment income (net of interest payable and similar charges)	(13.6)	(8.0)
Share of results in joint venture	0.7	-
Profit from operations	208.1	148.9
Depreciation and amortisation of property, plant, and equipment, and intangible assets	17.4	13.2
Compensation charge in respect of share-based payments	37.1	40.5
(Profit)/loss on disposal of available-for-sale financial assets	(0.8)	0.1
Provision for impairment of available-for-sale financial assets	1.4	1.6
Provision for doubtful debts	0.4	-
Non-cash foreign currency gains and losses	(0.7)	(2.3)
Movement in fair value of currency exchange contracts	(2.9)	1.3
Movement in fair value of embedded derivatives	3.7	1.2
Changes in working capital:
Accounts receivable	(5.7)	(13.3)
Inventories	0.1	(0.7)
Prepaid expenses and other assets (see note 6)	(104.8)	(12.3)
Accounts payable	(2.8)	4.4
Deferred revenue	37.3	23.3
Accrued and other liabilities	(4.8)	10.2
Cash generated by operations before tax	183.0	216.1
Income taxes paid	(26.1)	(22.3)

Net cash from operating activities	156.9	193.8

Investing activities
Interest received	11.5	4.2
Interest paid	(0.2)	-
Purchases of property, plant and equipment	(20.2)	(12.1)
Purchases of other intangible assets	(5.4)	(0.8)
Purchases of available-for-sale financial assets	(3.0)	(8.4)
Proceeds on disposal of available-for-sale financial assets	11.8	-
Purchase of short and long-term deposits	(76.8)	(136.4)
Purchases of subsidiaries, net of cash acquired	-	(8.9)
Investment in joint venture	(7.5)	-

Net cash used in investing activities	(89.8)	(162.4)

Financing activities
Proceeds from borrowings	99.8	-
Proceeds received on issuance of shares from treasury	-	1.9
Proceeds received on issuance of shares	5.6	6.6
Refund of costs related to share issue	2.7	-
Dividends paid to shareholders	(51.8)	(42.2)
Repayment of borrowings	(99.8)	-
Repayment of finance leases	(3.4)	-

Net cash used in financing activities	(46.9)	(33.7)

Net increase/(decrease) in cash and cash equivalents	20.2	(2.3)
Cash and cash equivalents at beginning of period	26.8	29.4
Effect of foreign exchange rate changes	(0.7)	(0.3)
Cash and cash equivalents at end of period	46.3	26.8

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ARM Holdings plc
Consolidated statement of changes in shareholders’ equity – IFRS

		Share		Share		Reval-	Cumulative
	Share	premium	Capital	option	Retained	-uation	translation
	capital	account	reserve *	reserve**	earnings	reserve	adjustment	Total
	£m	£m	£m	£m	£m	£m	£m	£m

At 1 January 2011 (audited)	0.7	−	351.6	61.4	381.4	−	99.8	894.9
Profit for the period	−	−	−	−	112.6	−	−	112.6
Other comprehensive income:
Unrealised holding gain on available-for-sale financial assets	−	−	−	−	−	0.3	−	0.3
Currency translation adjustment	−	−	−	−	−	−	1.2	1.2
Total comprehensive income for the year	−	−	−	−	112.6	0.3	1.2	114.1
Shares issued on exercise of share options and awards	−	6.6	−	−	−	−	−	6.6
Dividends (see note 5)	−	−	−	−	(42.2)	−	−	(42.2)
Credit in respect of employee share schemes	−	−	−	−	40.5	−	−	40.5
Movement on tax arising on share options and awards	−	−	−	−	45.4	−	−	45.4
Proceeds from sale of own shares	−	−	−	−	1.9	−	−	1.9
	−	6.6	−	−	45.6	−	−	52.2
At 31 December 2011 (audited)	0.7	6.6	351.6	61.4	539.6	0.3	101.0	1,061.2
Profit for the period	−	−	−	−	160.7	−	−	160.7
Other comprehensive income:
Unrealised holding loss on available-for-sale financial assets	−	−	−	−	−	(0.3)	−	(0.3)
Currency translation adjustment	−	−	−	−	−	−	(26.8)	(26.8)
Total comprehensive income for the year	−	−	−	−	160.7	(0.3)	(26.8)	133.6
Shares issued on exercise of share options and awards	−	5.6	−	−	−	−	−	5.6
Dividends (see note 5)	−	−	−	−	(51.8)	−	−	(51.8)
Credit in respect of employee share schemes	−	−	−	−	37.1	−	−	37.1
Movement on tax arising on share options and awards	−	−	−	−	17.7	−	−	17.7
Refund of costs related to share issue ***	−	−	2.7	−	−	−	−	2.7
	−	5.6	2.7	−	3.0	−	−	11.3
At 31 December 2012 (unaudited)	0.7	12.2	354.3	61.4	703.3	−	74.2	1,206.1

*     Capital reserve. In 2004, the premium on the shares issued in part consideration for the acquisition of Artisan Components Inc. was credited to reserves on consolidation in accordance with Section 131 of the Companies Act 1985.  The reserve has been classified as a capital reserve to reflect the nature of the original credit to equity arising on acquisition. This capital reserve is clearly distinguished from the share premium arising on share issues during the year.

**    Share option reserve.  The share option reserve represents the fair value of options granted on the acquisition of Artisan Components Inc. in 2004.

*** Refund of costs related to share issue.  During 2012, it was confirmed by HMRC that they would not challenge a ruling that the stamp duty incurred on the issue of shares of a UK company to a depositary or clearance system outside the EU was in breach of EU law. ARM has therefore been able to claim a full refund of £2.7 million for stamp duty incurred on the issue of shares for the acquisition of Artisan Components Inc. in 2004.

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Notes to the Financial Information

(1) Basis of preparation and accounting policies
The financial information prepared in accordance with the Group's IFRS accounting policies (consistent with those stated in the financial statements for the year ended 31 December 2011 with the exception of policies that now have an impact on the Group for the year ended 31 December 2012 onwards for finance leases and joint ventures as described below) comprises the consolidated balance sheets as at 31 December 2012 and 31 December 2011, consolidated income statements and consolidated statements of comprehensive income for the three months and years ended 31 December 2012 and 2011, and consolidated cash flow statements and consolidated statements of changes in shareholders’ equity for the years ended 31 December 2012 and 2011, together with related notes.  This condensed set of consolidated financial information for the year ended 31 December 2012 has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with regard to the guidance in IAS 34, “Interim financial reporting”, as adopted by the European Union.  This financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2011, which have been prepared in accordance with IFRSs as adopted by the European Union.

Finance leases
Leases of property, plant and equipment, where the Group has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalised at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the useful life of the asset and the lease term.

Joint ventures
Joint ventures are all entities in which the Group has joint control with one or more other parties, whereby each party has a right to a share of the net assets of the entity.  Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognised at cost, and the carrying amount is increased or decreased to recognise the investor’s share of the profit or loss of the investee after the date of acquisition.

New standards, amendments and interpretations
The following new amendment is effective in 2012 but not relevant to the Group:

•	Amendments to IFRS 7, “Financial instruments: Disclosures”. The amendments will promote transparency in the reporting of transfer transactions.

In addition to those highlighted in the annual financial statements for the year ended 31 December 2011, the following set of amendments have been issued but are not effective for the financial year beginning 1 January 2012, have not been early adopted, and would not have a material impact on the Group.

•	Annual improvements 2011: This set of amendments includes changes to five standards. These amendments are not yet endorsed by the EU.

The following relevant new standards, amendments to standards, or interpretations have been issued but are not effective for the financial year beginning 1 January 2012 and have not been early adopted:

•
Amendment to IAS 1,“Financial statement presentation”. The main change resulting from this amendment is a requirement for entities to group items presented in other comprehensive income (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). This standard was endorsed by the EU in June 2012.

•
IAS 27 (revised 2011), “Separate financial statements”. This standard includes the provisions on separate financial statements that are left after the control provisions of IAS 27 have been included in the new IFRS 10. This standard was endorsed by the EU in December 2012.

•
Amendment to IAS 32, “Financial instruments: Presentation”. This amendment updates the application guidance in IAS 32 to clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. This standard was endorsed by the EU in December 2012.

IFRS 10, 11, 12, 13 and IAS 28, which were disclosed in the 2011 Annual Report, were all endorsed by the EU in December 2012. These standards are not effective for the financial year beginning 1 January 2012, have not been early adopted and would not have a material impact on the Group.

Critical accounting estimates and judgements
The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2011.

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(2) Going concern
After dividend payments of £51.8 million and ARM’s contribution of $167.5 million (£103.7 million) to the consortium which entered into an agreement to obtain rights to MIPS Technologies’ portfolio of patents in 2012, the highly cash generative nature of the business enabled the Group to increase its cash, cash equivalents and deposits to £520.2 million (net of accrued interest of £7.4 million) at the end of 2012.  This was an increase from £424.0 million (net of accrued interest of £5.0 million) at the start of the year.

After reviewing the 2013 budget and longer term plans and considering any reasonably likely scenarios that may occur, the directors are satisfied that, at the time of approving the financial statements, it is appropriate to adopt the going concern basis in preparing the financial statements of both the Group and the parent Company.

 (3) Financial risk management

(3.1) Financial risk factors
The Group’s operations expose it to a variety of financial risks that include currency risk, interest rate risk, securities price risk, credit risk and liquidity risk.  This condensed set of consolidated financial information does not include all financial risk management information and should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2011.

(3.2) Fair value estimation
The table below shows the financial instruments carried at fair value by valuation method:

31 December 2012	Level 1*	Level 2*	Level 3*	Total
	£m	£m	£m	£m
Assets
Fair value through the income statement:
Currency exchange contracts	-	1.4	-	1.4
	-	1.4	-	1.4
Available-for-sale:
Other long-term investments	-	-	13.8	13.8
	-	-	13.8	13.8
Total assets	-	1.4	13.8	15.2

Liabilities
Embedded derivatives	-	(2.5)	-	(2.5)
Total liabilities	-	(2.5)	-	(2.5)

31 December 2011	Level 1*	Level 2*	Level 3*	Total
	£m	£m	£m	£m
Assets
Fair value through the income statement:
Embedded derivatives	-	1.2	-	1.2
		1.2	-	1.2
Available-for-sale:
Other long-term investments	-	-	27.3	27.3
	-	-	27.3	27.3
Total assets	-	1.2	27.3	28.5

Liabilities
Currency exchange contracts	-	(1.5)	-	(1.5)
Total liabilities	-	(1.5)	-	(1.5)

*Level 1 valued using unadjusted quoted prices in active markets for identical instruments.  Level 2 valued using techniques based significantly on observable market data.  Level 3 valued using information other than observable market data.

(4) Share-based payment costs and acquisition-related charges
Included within the consolidated income statement for the quarter ended 31 December 2012 are total share-based payment costs (including related payroll taxes) of £16.2 million (2011: £14.2 million), allocated £0.6 million (2011: £1.0 million) in cost of revenues, £8.3 million (2011: £8.5 million) in research and development expenses, £2.6 million (2011: £2.7 million) in sales and marketing expenses and £4.7 million (2011: £2.0 million) in general and administrative expenses.

Included within the consolidated income statement for the year ended 31 December 2012 are total share-based payment costs (including related payroll taxes) of £45.4 million (2011: £57.7 million), allocated £2.1 million (2011: £3.5 million) in cost of revenues, £25.8 million (2011: £34.8 million) in research and development expenses, £7.7 million (2011: £11.3 million) in sales and marketing expenses and £9.8 million (2011: £8.1 million) in general and administrative expenses.

Included within operating expenses for the year ended 31 December 2012 are total acquisition-related charges of £6.1 million (2011: £3.6 million), allocated £4.3 million (2011: £2.5 million) in research and development expenses, £0.4 million (2011: £0.4 million) in sales and

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marketing expenses and £1.4 million (2011: £0.7 million) in general and administrative expenses.  Included within acquisition-related charges are £4.3 million for retention bonuses on acquisitions (2011: £2.5 million).

(5) Dividends
	Year ended 31 December 2012	Year ended 31 December 2011
	£m	£m
Final 2010 paid at 1.74 pence per share	-	23.4
Interim 2011 paid at 1.39 pence per share	-	18.8
Final 2011 paid at 2.09 pence per share	28.8	-
Interim 2012 paid at 1.67 pence per share	23.0	-
	51.8	42.2

In respect of the year to 31 December 2012, the directors are declaring a final dividend of 2.83 pence per share (an estimated cost of £40 million). This final dividend will be paid on 17 May 2013 to shareholders who are on the register of members on 19 April 2013.

(6) Prepaid expenses and other assets, and accrued and other liabilities
Included within prepaid expenses and other assets is a prepayment amounting to £103.7m which is ARM’s contribution to a consortium to acquire rights to MIPS Technologies’ portfolio of patents.  This transaction, which is subject to MIPS shareholder approval, is expected to close in the first quarter of 2013.

Included within accrued and other liabilities at 31 December 2012 are £16.5 million (31 December 2011: £22.6 million) relating to the provision for payroll taxes on share awards, and £23.8 million (31 December 2011: £23.7 million) relating to employee bonus and sales commission provisions.

(7) Related party transactions/Investment in joint venture
During the year ended 31 December 2011 the Group incurred subscription costs of £6.9 million from Linaro Limited, an associated company of the Group, representing ARM’s committed aggregate contributions to Linaro for a period of two years.  In respect of the subscription fees, the Group was invoiced £3.5 million during the year to 31 December 2012 (2011: £3.4 million).  As at 31 December 2012, £1.0 million (2011: £1.1 million) was owing to Linaro.

In addition the Group provided consulting and other services to Linaro amounting to £1.7 million (2011: £1.6 million).  All fees have been charged in accordance with the terms of the agreement.  As at 31 December 2012, £1.0 million (£0.7 million) was owed to the Group.

On 4 December 2012 the formation of a joint venture, Trustonic Limited, was announced, of which ARM holds a 40% share.  The initial investment value amounted to £7.5 million ($12.0 million).

	2012	2011
	£m	£m

Initial investment in joint venture	7.5	-
Share of results for the period to 31 December	(0.7)	-
Investment in joint venture at 31 December	6.8	-

No other related party transactions have occurred in the year to 31 December 2012.

(8) Obligations under finance leases
	Minimum lease payments
	31 December 2012	31 December 2011
	£m	£m
Amounts payable under finance leases:
Within one year	3.1	-
In the second to fifth years inclusive	3.0	-
Less: future finance charges	(0.3)	-
Present value of lease obligations	5.8	-

	Present value of minimum lease payments
	31 December 2012	31 December 2011
	£m	£m
Amounts payable under finance leases:
Amounts due for settlement within 12 months	2.9	-
Amounts due for settlement after 12 months	2.9	-
Present value of lease obligations	5.8	-

The Group has entered into a 3 and a 4 year finance lease arrangement in respect of certain IT equipment.

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(9) Financial contingencies
It is common industry practice for licensors of technology to offer to indemnify their licensees for loss suffered by the licensee in the event that the technology licensed is held to infringe the intellectual property of a third party.

Consistent with such practice, the Group provides such indemnification to its licensees but subject, in all cases, to a limitation of liability. The obligation for the Group to indemnify its licensees is subject to certain provisos and is usually contingent upon a third party bringing an action against the licensee alleging that the technology licensed by the Group to the licensee infringes such third party’s intellectual property rights. The indemnification obligations typically survive any termination of the licence and will continue in perpetuity.

The Group does not provide for any such indemnities unless it has received notification from the other party that they are likely to invoke the indemnity. A provision is made if both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and (ii) the amount of the liability can be reasonably estimated. Any such provision is based upon the directors’ estimate of the fair value of expected costs of any such claim.

At present, the Group is not a party in any legal proceedings in which the directors believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. Currently, there are legal proceedings against some of the Group’s licensees in which it is asserted that certain of the Group’s technology infringes third party patents, but in each of those proceedings the Group either presently has no obligation to indemnify, because certain preconditions to indemnification have not been satisfied by such licensees, or to the extent that there is any present obligation to indemnify, the Group does not believe that it is probable that the resolution of such proceedings will result in a material liability for the Group. If preconditions to indemnification are satisfied then an indemnification obligation may arise which could result in a material liability for the Group. ARM is presently in discussions with a licensee to re-negotiate the terms upon which ARM will indemnify that licensee. In the event that there is agreement with that licensee on the terms presently expected, an obligation of up to US$20 million will arise on adoption of the new indemnity terms.

(10) Segmental reporting
At 31 December 2012, the Group is organised on a worldwide basis into three main business segments:

Processor Division (PD), encompassing those resources that are centred on microprocessor cores, including specific functions such as graphics IP, fabric IP and embedded software and configurable digital signal processing IP.
Physical IP Division (PIPD), concerned with the building blocks necessary for translation of a circuit design into actual silicon.
System Design Division (SDD), focused on the tools and models used to create and debug software and system-on-chip (SoC) designs.

This is based upon the Group’s internal organisation and management structure and is the primary way in which the Chief Operating Decision Maker is provided with financial information.  Whilst revenues are also reported into four main revenue streams (namely licensing, royalties, development systems and services), the costs, operating results and balance sheets are only analysed into these three divisions.

Business segment information
Year ended 31 December 2012	Processor Division £m	Physical IP Division £m	System Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	473.9	68.3	34.7	-	576.9
Operating costs	(244.6)	(82.8)	(38.8)	(2.6)	(368.8)
Investment income, net	-	-	-	13.6	13.6
Share of results in joint venture	-	-	-	(0.7)	(0.7)
Profit/(loss) before tax	229.3	(14.5)	(4.1)	10.3	221.0
Tax	-	-	-	(60.3)	(60.3)
Profit/(loss) for the period	229.3	(14.5)	(4.1)	(50.0)	160.7
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation	2.4	0.8	-	-	3.2
Acquisition-related charges	3.1	1.7	-	0.8	5.6
Share-based payment costs including payroll taxes	31.3	8.6	5.5	-	45.4
Profit on sale of investments, net of impairment	0.6	-	-	-	0.6
Share of results in joint venture	-	-	-	0.7	0.7
Normalised profit/(loss) for the period before tax	266.7	(3.4)	1.4	11.8	276.5

Goodwill	138.0	367.0	14.4	-	519.4
Total assets	286.4	409.2	30.7	740.5	1,466.8
Revenues (USD)	749.8	108.4	54.9	-	913.1

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(10) Segmental reporting (continued)
Year ended 31 December 2011	Processor Division £m	Physical IP Division £m	System Design Division £m	Unallocated £m	Group £m
Segmental income statement
Revenues (GBP)	397.6	61.3	32.9	-	491.8
Operating costs	(223.8)	(81.1)	(41.2)	3.2	(342.9)
Investment income	-	-	-	8.0	8.0
Profit/(loss) before tax	173.8	(19.8)	(8.3)	11.2	156.9
Tax	-	-	-	(44.3)	(44.3)
Profit/(loss) for the period	173.8	(19.8)	(8.3)	(33.1)	112.6
Reconciliation to normalised profit/(loss) before tax
Intangible amortisation	2.2	1.0	-	-	3.2
Acquisition-related charges	2.4	0.6	0.2	-	3.2
Share-based payment costs including payroll taxes	36.9	12.1	8.7	-	57.7
Disposal/impairment of investments	-	1.7	0.1	-	1.8
Linaro-related charges	6.9	-	-	-	6.9
Normalised profit/(loss) for the period before tax	222.2	(4.4)	0.7	11.2	229.7

Goodwill	143.7	383.9	14.9	-	542.5
Total assets	274.6	419.9	30.9	574.4	1,299.8
Revenues (USD)	634.7	97.9	52.4	-	785.0

There are no inter-segment revenues.  The results of each segment have been prepared using accounting policies consistent with those of the Group as a whole.  Unallocated assets include cash and cash equivalents, short and long-term deposits, available-for-sale investments, loans and receivables, embedded derivatives, current and deferred tax, and VAT. Unallocated operating costs consist of foreign exchange gains and losses, and share of results in joint venture.

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(11) Non-GAAP measures
The following non-GAAP measures, including reconciliations to the IFRS measures, have been used in this earnings release. These measures have been presented as they allow a clearer comparison of operating results that exclude intangible amortisation, acquisition-related charges, share-based payment costs, profit/(loss) on disposal and impairment of available-for-sale investments, share of results in joint venture, and Linaro-related charges.  Full reconciliations of Q4 2012, Q4 2011, FY 2012 and FY 2011, are shown in notes 11.13 to 11.16.  All figures in £m unless otherwise stated.

Summary normalised figures	Q4 2012		Q4 2011		Q3 2012		FY 2012		FY 2011

Revenues	164.2		137.8		144.6		576.9		491.8
Revenues ($m)	262.8		217.0		227.9		913.1		785.0

Gross margin	95.1%		96.0%		94.6%		94.8%		95.1%
Operating expenses	79.7		65.8		72.3		284.2		245.9
Profit from operations	76.5		66.5		64.5		262.9		221.7
Operating margin	46.6%		48.2%		44.6%		45.6%		45.1%

Profit before tax	80.0		69.0		68.1		276.5		229.7
Earnings per share (diluted)	4.08	p	3.71	p	3.71	p	14.70	p	12.45	p

Cash	520.2		424.0		477.9		520.2		424.0
Normalised cash generation	74.1		51.5		88.0		267.3		203.8

	(11.1)	(11.2)	(11.3)	(11.4)	(11.5)
	Q4 2012	Q4 2011	Q3 2012	FY 2012	FY 2011

Revenues (£m)	164.2	137.8	144.6	576.9	491.8
ARM’s effective exchange rate ($/£)	1.60	1.58	1.58	1.58	1.60
Revenues ($m)	262.8	217.0	227.9	913.1	785.0

	(11.6)	(11.7)
	31 December 2012	31 December 2011

Cash and cash equivalents	46.3	26.8
Short-term deposits	340.0	319.1
Long-term deposits	141.3	83.1
Less: Interest accrued	(7.4)	(5.0)
Total net cash	520.2	424.0

	(11.8)	(11.9)	(11.10)	(11.11)	(11.12)
	Q4 2012	Q4 2011	Q3 2012	FY 2012	FY 2011

Cash at end of period (as above)	520.2	424.0	477.9	520.2	424.0
Less: cash at beginning of period	(477.9)	(397.2)	(495.9)	(424.0)	(290.1)
Add back: Cash outflow from advance payment (see note 6)	-	-	104.5	104.5	-
Add back: Cash (inflow)/outflow from investments and acquisitions (net of cash acquired)	0.2	5.7	0.1	(8.8)	17.3
Add back: Cash outflow from investment in joint venture	7.5	-	-	7.5	-
Add back: Cash outflow from acquisition-related charges	0.5	-	2.7	3.8	3.1
Add back: Cash outflow from payment of dividends	23.0	18.8	-	51.8	42.2
Add back: Cash outflow from share-based payroll taxes	0.4	0.2	0.3	14.4	12.4
Add back: Cash outflow from payments related to Linaro	0.9	0.8	0.9	3.5	3.4
Less: Cash inflow from exercise of share options	(0.7)	(0.8)	(2.5)	(5.6)	(8.5)
Normalised cash generation	74.1	51.5	88.0	267.3	203.8

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(11.13) Normalised income statement for Q4 2012

	Normalised	Share-based payments	Normalised incl share- based payments	Intangible amortisa- tion	Acquisition related charges	Impairment of investments	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	164.2	-	164.2	-	-	-	-	164.2

Cost of revenues	(8.0)	(0.6)	(8.6)	-	-	-	-	(8.6)

Gross profit	156.2	(0.6)	155.6	-	-	-	-	155.6

Research and development	(36.7)	(8.3)	(45.0)	(0.5)	(0.8)	-	-	(46.3)
Sales and marketing	(18.4)	(2.6)	(21.0)	(0.2)	(0.1)	-	-	(21.3)
General and administrative	(24.6)	(4.7)	(29.3)	-	(0.8)	(1.2)	-	(31.3)
Total operating expenses	(79.7)	(15.6)	(95.3)	(0.7)	(1.7)	(1.2)	-	(98.9)

Profit from operations	76.5	(16.2)	60.3	(0.7)	(1.7)	(1.2)	-	56.7

Investment income, net	3.5	-	3.5	-	-	-	-	3.5
Share of results in joint venture	-	-	-	-	-	-	(0.7)	(0.7)

Profit before tax	80.0	(16.2)	63.8	(0.7)	(1.7)	(1.2)	(0.7)	59.5
Tax	(23.0)	4.9	(18.1)	0.2	0.5	0.4	-	(17.0)

Profit for the period	57.0	(11.3)	45.7	(0.5)	(1.2)	(0.8)	(0.7)	42.5

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,398.6		1,398.6					1,398.6
Earnings per share – pence	4.08		3.27					3.04

ADSs outstanding (millions)	466.2		466.2					466.2
Earnings per ADS – cents	19.9		15.9					14.8

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(11.14) Normalised income statement for Q4 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisition related charges	Disposal/ Impair- ment of investments	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenues	137.8	-	137.8	-	-	-	137.8

Cost of revenues	(5.5)	(1.0)	(6.5)	-	-	-	(6.5)

Gross profit	132.3	(1.0)	131.3	-	-	-	131.3

Research and development	(31.4)	(8.5)	(39.9)	(0.5)	(2.5)	-	(42.9)
Sales and marketing	(17.3)	(2.7)	(20.0)	(0.1)	(0.1)	-	(20.2)
General and administrative	(17.1)	(2.0)	(19.1)	-	(0.1)	(1.8)	(21.0)
Total operating expenses	(65.8)	(13.2)	(79.0)	(0.6)	(2.7)	(1.8)	(84.1)

Profit from operations	66.5	(14.2)	52.3	(0.6)	(2.7)	(1.8)	47.2

Investment income	2.5	-	2.5	-	-	-	2.5

Profit before tax	69.0	(14.2)	54.8	(0.6)	(2.7)	(1.8)	49.7
Tax	(17.9)	(0.2)	(18.1)	0.1	0.9	0.5	(16.6)

Profit for the period	51.1	(14.4)	36.7	(0.5)	(1.8)	(1.3)	33.1

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,377.8		1,377.8				1,377.8
Earnings per share – pence	3.71		2.66				2.40

ADSs outstanding (millions)	459.3		459.3				459.3
Earnings per ADS – cents	17.3		12.4				11.2

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(11.15) Normalised income statement for FY 2012

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisition related charges	Profit on sale of investments, net of impairment	Share of results in joint venture	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Revenues	576.9	-	576.9	-	-	-	-	576.9

Cost of revenues	(29.8)	(2.1)	(31.9)	-	-	-	-	(31.9)

Gross profit	547.1	(2.1)	545.0	-	-	-	-	545.0

Research and development	(134.0)	(25.8)	(159.8)	(2.2)	(4.3)	-	-	(166.3)
Sales and marketing	(64.3)	(7.7)	(72.0)	(0.5)	(0.4)	-	-	(72.9)
General and administrative	(85.9)	(9.8)	(95.7)	-	(1.4)	(0.6)	-	(97.7)
Total operating expenses	(284.2)	(43.3)	(327.5)	(2.7)	(6.1)	(0.6)	-	(336.9)

Profit from operations	262.9	(45.4)	217.5	(2.7)	(6.1)	(0.6)	-	208.1

Investment income, net	13.6	-	13.6	-	-	-	-	13.6
Share of results in joint venture	-	-	-	-	-	-	(0.7)	(0.7)

Profit before tax	276.5	(45.4)	231.1	(2.7)	(6.1)	(0.6)	(0.7)	221.0
Tax	(71.3)	7.7	(63.6)	0.9	1.9	0.5	-	(60.3)

Profit for the period	205.2	(37.7)	167.5	(1.8)	(4.2)	(0.1)	(0.7)	160.7

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,395.8		1,395.8					1,395.8
Earnings per share – pence	14.70		12.00					11.51

ADSs outstanding (millions)	465.3		465.3					465.3
Earnings per ADS – cents	71.7		58.5					56.1

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(11.16) Normalised income statement for FY 2011

	Normalised	Share-based payments	Normalised incl share-based payments	Intangible amortisa-tion	Acquisition related charges	Disposal/ impair-ment of investments	Linaro – related charges	IFRS
	£m	£m	£m	£m	£m	£m	£m	£'000

Revenues	491.8	-	491.8	-	-	-	-	491.8

Cost of revenues	(24.2)	(3.5)	(27.7)	-	-	-	-	(27.7)

Gross profit	467.6	(3.5)	464.1	-	-	-	-	464.1

Research and development	(118.8)	(34.8)	(153.6)	(2.4)	(2.5)	-	(6.9)	(165.4)
Sales and marketing	(60.5)	(11.3)	(71.8)	(0.8)	-	-	-	(72.6)
General and administrative	(66.6)	(8.1)	(74.7)	-	(0.7)	(1.8)	-	(77.2)
Total operating expenses	(245.9)	(54.2)	(300.1)	(3.2)	(3.2)	(1.8)	(6.9)	(315.2)

Profit from operations	221.7	(57.7)	164.0	(3.2)	(3.2)	(1.8)	(6.9)	148.9

Investment income	8.0	-	8.0	-	-	-	-	8.0

Profit before tax	229.7	(57.7)	172.0	(3.2)	(3.2)	(1.8)	(6.9)	156.9
Tax	(58.5)	10.1	(48.4)	0.8	1.0	0.5	1.8	(44.3)

Profit for the period	171.2	(47.6)	123.6	(2.4)	(2.2)	(1.3)	(5.1)	112.6

Earnings per share (assuming dilution)
Shares outstanding (millions)	1,376.0		1,376.0					1,376.0
Earnings per share – pence	12.45		8.98					8.19

ADSs outstanding (millions)	458.7		458.7					458.7
Earnings per ADS – cents	58.0		41.9					38.2

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Notes

The results shown for Q4 2012, Q3 2012, Q4 2011 and FY 2012, are unaudited. The results shown for FY 2011 are audited. The consolidated financial information contained in this announcement does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts of the Company in respect of the financial year ended 31 December 2011 were approved by the Board of directors on 27 February 2012 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain an emphasis of matter paragraph nor any statement under Section 498 of the Companies Act 2006.

The results for ARM for Q4 2012 and previous quarters as shown reflect the accounting policies as stated in Note 1 to the financial statements in the Annual Report and Accounts filed with Companies House in the UK for the fiscal year ended 31 December 2011 and in the Annual Report on Form 20-F for the fiscal year ended 31 December 2011.

This preliminary announcement was approved by the Board of directors on 4 February 2013.

This document contains forward-looking statements as defined in section 102 of the Private Securities Litigation Reform Act of 1995. These statements are subject to risk factors associated with the semiconductor and intellectual property businesses. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to ARM, its management or its businesses and financial performance and condition are intended to identify those assertions as forward-looking statements. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a number of variables, many of which are beyond our control. These variables could cause actual results or trends to differ materially and include, but are not limited to: failure to realize the benefits of our recent acquisitions, unforeseen liabilities arising from our recent acquisitions, price fluctuations, actual demand, the availability of software and operating systems compatible with our intellectual property, the continued demand for products including ARM’s intellectual property, delays in the design process or delays in a customer’s project that uses ARM’s technology, the success of our semiconductor partners, loss of market and industry competition, exchange and currency fluctuations, any future strategic investments or acquisitions, rapid technological change, regulatory developments, ARM’s ability to negotiate, structure, monitor and enforce agreements for the determination and payment of royalties, actual or potential litigation, changes in tax laws, interest rates and access to capital markets, political, economic and financial market conditions in various countries and regions and capital expenditure requirements.

More information about potential factors that could affect ARM’s business and financial results is included in ARM’s Annual Report on Form 20-F for the fiscal year ended 31 December 2011 including (without limitation) under the captions, “Risk Factors”(on pages 4 to 11) which is on file with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s website at www.sec.gov.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ARM is a registered trademark of ARM Limited. Cortex is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM Inc.; ARM KK; ARM Korea Limited.; ARM Taiwan Limited; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Germany GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Norway, AS and ARM Sweden AB.

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